Liquid Media Signs Definitive Agreement to Acquire iNDIEFLIX

Vancouver, BC – September 2, 2021 – Liquid Media Group Ltd. (“the Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce that, further to its press release dated May 10, 2021, it has executed a definitive agreement to acquire iNDIEFLIX Group Inc. (“iNDIEFLIX”), a global market leader in educational entertainment or ‘edutainment’, in an all-stock transaction. The acquisition is expected to be completed in the coming days as remaining customary closing conditions are fulfilled.

“This is an important acquisition for Liquid and our business solution engine as we work to support independent creative professionals and IP owners in monetizing their content,” said Ronald Thomson, CEO of Liquid. “In addition to providing significant benefit to producers of purposeful, social impact content, we believe Liquid Media’s iNDIEFLIX will also assist us to drive growth and shareholder value in the months and years ahead.”

iNDIEFLIX is a global subscription video-on-demand streaming service focused on content with a purpose. Cofounded by award-winning Producer, Director, Costume Designer and author Scilla Andreen, its success in providing monetization opportunities for IP owners blends seamlessly with Liquid’s mission to help creatives take their professional content from inception to monetization.

“We are extremely excited about our future with Liquid Media Group. Our streaming service showcasing content for a purpose and mission to provide monetization to content creators is perfectly in line with Liquid’s mission to create a comprehensive solution to taking amazing IP from creation to monetization,” said Scilla Andreen, iNDIEFLIX CEO & Co-Founder.

Under the terms of the definitive agreement, Liquid will acquire iNDIEFLIX for up to 2.5M common shares of Liquid priced at $2.00 per share and scheduled to be paid out to iNDIEFLIX investors across specific performance milestones in five equal tranches of 500,000 common shares each (the “Consideration Shares”). The first tranche of Consideration Shares is to be paid on closing, with four remaining milestones to be triggered by iNDIEFLIX revenues totalling US$65M in the years ahead. Additional cash is being invested in iNDIEFLIX’s ongoing operations, beginning with a secured bridge loan in the amount of $500K, which has been applied towards working capital and production of original content for iNDIEFLIX’ education and other channels. Further details of the acquisition will be available in the Company’s financial statements for the year ended November 30, 2021, to be filed on SEDAR.

About iNDIEFLIX:

A Liquid Media company, iNDIEFLIX Group Inc. is a global 'edutainment' streaming service that creates, promotes and supports social impact films to create positive change in the world.

Additional information is available at www.iNDIEFLIX.com

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About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

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Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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Jane Owen

Jane Owen PR

+1 (323) 819-1122

jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. Such forward looking statements include, but are not limited to, that iNDIEFLIX will continue to increase its revenues. These statements should not be read as guarantees of future performance or results. Further, such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.